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Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jessica Dickerson

Re:	GlycoMimetics, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed April 29, 2025
File No. 333-285035

Ladies and Gentlemen,

On behalf of GlycoMimetics, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated May 8, 2025, pertaining to the Company’s above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Third Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Third Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Proposal No. 4 - The Redomestication Proposal

U.S. Federal Income Tax Considerations of the Cayman Redomestication, page 239

1.	We note your response to prior comment 2, including the form of legal opinion filed as Exhibit 8.1 to the registration statement. If you intend for the exhibit to constitute a short-form opinion, please revise your registration statement to clearly state that the disclosure in this section is the opinion of counsel and clearly articulate the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF), available on our website. In addition, please file an executed copy of the opinion prior to effectiveness. Refer to Sections III.D.2 and III.D.3 of the Staff Legal Bulletin.

Securities and Exchange Commission

May 12, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xi, 239, 240 and 241 of the Third Amended Registration Statement in response to the Staff’s comment. The Company further advises the Staff that it has filed the executed tax opinion as Exhibit 8.1 of the Third Amended Registration Statement.

Crescent's Business

Our solution, CR-001

In vitro activity, page 283

2.	We note from your response to prior comment 15 that the data presented in the graph on the right side of the graphic in this section was not statistically significant. Please revise to make that clear.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 284 of the Third Amended Registration Statement in response to the Staff’s comment.

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Securities and Exchange Commission

May 12, 2025

Please contact the undersigned at 410-559-2881 or via email at arubin@sidley.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Asher M. Rubin, Esq.
Asher M. Rubin, Esq.
Sidley Austin LLP

cc:	Brian Hahn, GlycoMimetics, Inc.
John H. Butler, Esq., Sidley Austin LLP
Kostian Ciko, Esq., Sidley Austin LLP
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP